UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This Form 6-K/A is being filed to amend the Form 6-K filed on September 28, 2023 (the “Original Form 6-K”) to remove the English translation of the Statutory Auditors’ Review Report on the Half-yearly Financial Information inadvertently included in the Interim Financial Report for the Six Months Ended June 30, 2023 (the “Interim Financial Report”). A copy of the corrected Interim Financial Report is attached to this Form 6-K/A as exhibit 99.1. This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety and removes the incorporation by reference of exhibit 99.1 to the Original Form 6-K into the registration statement on Form F-3 (File No. 333-258369) of Inventiva S.A.

Except as described above, the Interim Financial Report remains unchanged, speaks as of the original filing date of the Original 6-K and does not reflect any events that occurred subsequent to the original filing date of the Original 6-K.

Incorporation by reference

Exhibit 99.1 to this Form 6-K/A shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-258369) of Inventiva S.A. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Financial Report
101.INS XBRL	Instance Document.
101.SCH XBRL	Taxonomy Extension Schema Document.
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document.
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document.
101.IAB XBRL	Taxonomy Extension Labels Linkbase Document.
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: October 3, 2023	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer